Exhibit 21.1

Subsidiaries of Lemonade, Inc.

Name	State or Other Jurisdiction of Incorporation or Organization
Lemonade Agency B.V.	Netherlands
Lemonade B.V.	Netherlands
Lemonade Insurance Agency, LLC	New York
Lemonade Insurance Company	New York
Lemonade Insurance N.V.	Netherlands
Lemonade Life Insurance Agency, LLC	Delaware
Lemonade Ltd.	Israel